Exhibit (a)(5)(C)

Top Alpha Capital S.M. Ltd. Successfully Completes Cash Tender Offer for Shares of Metalink Ltd.

TEL AVIV, Israel, February 22, 2016 -- Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha"), announced today that it has successfully completed its previously-announced tender offer to purchase 550,000 ordinary shares, NIS 1.00 par value per share, of Metalink Ltd. ("Metalink" and the "Metalink Shares") for $1.30 per Metalink Share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on January 13, 2016, expired on February 21, 2016 at 10:00 a.m., New York time, or 5:00 p.m. Israel Time.

Top Alpha has been advised by the Depositary for the offer that, as of the final expiration date of the tender offer, a total of 203,188 Metalink Shares were validly tendered, representing approximately 7.6% of the issued and outstanding shares and voting rights in Metalink. As contemplated in the Offer to Purchase, Top Alpha accepted for purchase all of the tendered Metalink Shares.

Payment for the Metalink shares accepted will be made promptly through VStock Transfer LLC, the Depositary for the tender offer.

After payment for the Metalink Shares tendered in the offer and accepted for payment, Top Alpha will beneficially own 873,188 Metalink Shares, representing approximately 32.45% of the issued and outstanding shares and voting rights in Metalink.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Metalink. Top Alpha undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Top Alpha: Top Alpha is a boutique financial services company providing a complex of services, dealing directly and through subsidiaries in the following fields: nostro account investments in public and private companies, capital raising, brokerage services, distribution services, bridge loans and investment banking. We are wholly owned (100%) by Daniel Magen, who also serves as our sole director and executive officer. Mr. Magen, a certified accountant, is a financial investor and businessman. For further information, please visit http://www.topac.co.il